Exhibit 99.1

Compugen Reacquires Baize’s Financial Interest in Pipeline
Product Candidates

Baize to be issued 1,600,000 Compugen ordinary shares
and is entitled to reduced revenue sharing until December 31, 2015

TEL AVIV, ISRAEL, August 21, 2014 - Compugen Ltd. (NASDAQ: CGEN) announced today the signing of a termination and equity conversion agreement with Baize Investments (Israel) Ltd. ("Baize"), pursuant to which the Company has reacquired Baize’s participation rights for certain Pipeline Program candidates. In addition, a warrant to purchase 500,000 Compugen ordinary shares at $7.50 per share previously issued to Baize has been cancelled.

In consideration thereof, Compugen will issue to Baize 1,600,000 ordinary shares, and Baize will have the right to receive up to 5% of the cash consideration received by the Company from third parties with respect to Pipeline Program candidates covered by the prior agreement until December 31, 2015. Under the previous agreements, pursuant to which Baize had invested a total of $13 million, Baize had the right to receive 10% of such cash consideration until June 30, 2015, and thereafter 10% for five selected Pipeline Program candidates until December 31, 2030.

Dr. Anat Cohen-Dayag, Compugen’s President and CEO, stated, "The past investments by Baize were instrumental in allowing us to accelerate, at a critical time for our company, the R&D efforts with respect to our Pipeline Program, particularly in the area of therapeutic mAb generation against Compugen-discovered targets for cancer immunotherapy. In view of the potential of the specific product candidates that were included in the Baize agreement, we believe that eliminating Baize’s long-term financial interest in such product candidates through this exchange to equity is in the best interests of Compugen and its shareholders. Moreover, in view of the fact that Compugen now has a diversified early stage pipeline with many more candidates than those subject to Baize’s participation rights, this new agreement will allow Baize to benefit, along with all other Compugen shareholders, in all of our potential future successes.”

Murray Goldman, President of Baize, stated, “I am very pleased that Baize was given the opportunity to financially support Compugen’s past development as it began to focus its unique discovery capabilities toward important areas of unmet medical need. Now, as Compugen advances multiple product candidates, in addition to the specific candidates for which Baize previously had a financial interest, I look forward to participating as a shareholder in all the achievements of this very unique company.”

A Form 6-K with the termination and exchange agreement as an attachment has been filed with the U.S. Securities and Exchange Commission.

About Compugen
Compugen is a leading drug discovery company focused on therapeutic proteins and monoclonal antibodies to address important unmet needs in the fields of immunology and oncology. The Company utilizes a broad and continuously growing integrated infrastructure of proprietary scientific understandings and predictive platforms, algorithms, machine learning systems and other computational biology capabilities for the in silico (by computer) prediction and selection of product candidates, which are then advanced in its Pipeline Program. The Company's business model includes collaborations covering the further development and commercialization of product candidates at various stages from its Pipeline Program and various forms of research and discovery agreements, in both cases providing Compugen with potential milestone payments and royalties on product sales or other forms of revenue sharing. Compugen’s wholly-owned U.S. subsidiary located in South San Francisco is developing monoclonal antibody therapeutic candidates against its novel drug targets. For additional information, please visit Compugen's corporate website at www.cgen.com.

Forward-Looking Statement Disclaimer
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements related to the future success of Compugen and the advantages of the new arrangement with Baize.  Forward-looking statements can be identified by the use of terminology such as “may,” “expectations,” “approximately,” “further” and “potential” and describe opinions about future events. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Some of these risks and other factors are discussed in the "Risk Factors" section of Compugen’s Annual Report on Form 20-F for the year ended December 31, 2013 as filed with the Securities and Exchange Commission, as well as other documents that may be subsequently filed by Compugen from time to time with the Securities and Exchange Commission. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Tsipi Haitovsky
Global Media Liaison
Compugen Ltd.
Email: tsipih@cgen.com
Tel: +972-52-598-9892